February 10, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 966-9409

Peter D. Griffith
President and Chief Executive Officer
FedFirst Financial Corporation
Donner at Sixth Street
Monessen, Pennsylvania 15062

Re:	FedFirst Financial Corporation
	Amendment No. 2 to Form SB-2, filed February 8, 2005
	File No. 333-121405

Dear Mr. Griffith:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Liquidity Management - Page 65 / Statement of Cash Flows - Page F-
5

1. We note your revised disclosure of loans disbursed and loan principal repayments on page 71 of the prospectus. Please supplementally provide us with a rollforward of your loans receivable for all periods presented along with a reconciliation of this rollforward to the disclosure on page 71 and to your statement of cash flows.




Statement of Cash Flows - Page F-5

2. Please revise your statement of cash flows so that the sum of the components of cash flows from operating, investing and financing activities equals the respective net amount as disclosed in your statement. In addition, please revise your statement of cash flows, if necessary, related to your cash flow data for loans receivable.

3. If applicable, please include a footnote quantifying the changes to the statement of cash flows and describing the reasons for these changes.

General

4. If applicable, please file an updated consent from your independent registered public accounting firm.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 824-2906 or Joyce Sweeney, Senior Accountant at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Paul M. Aguggia, Esq.
	Aaron M. Kaslow, Esq.
	Muldoon Murphy Faucette & Aguggia LLP
	5101 Wisconsin Avenue, N.W.
	Washington, D.C. 20016
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FedFirst Financial Corporation
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